Exhibit 99.1

JOYY Reports Fourth Quarter and Full Year 2020 Unaudited Financial Results

Guangzhou, China, March 26, 2021 - JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”, formerly known as YY Inc.), a global video-based social media platform, today announced its unaudited financial results for the fourth quarter and full year of 2020.

Fourth Quarter 2020 Financial Highlights1

•	Net revenues increased by 77.5% to RMB3,783.5 million (US$579.9 million) from RMB2,131.9 million in the corresponding period of 2019.
•	Net loss from continuing operations attributable to controlling interest of JOYY[2] was RMB791.9 million (US$121.4 million), compared to RMB816.6 million in the corresponding period of 2019, primarily due to the decrease in the operation loss of Bigo Inc (“BIGO”).
•	Non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY[3] decreased by 67.2% to RMB149.4 million (US$22.9 million) from RMB455.7 million in the corresponding period of 2019, primarily due to the decrease in the operation loss of BIGO.

1 Starting from the second quarter of 2020, the Company deconsolidated HUYA Inc. (NYSE: HUYA) (“Huya”) and Huya’s historical financial results were reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information of the Company disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. After the deconsolidation of Huya, the Company accounted for its investment in Huya as an equity method investment and applied the equity method accounting one quarter in arrears. Share of income or loss from the investment in Huya was included in net income or loss from continuing operations.

On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the near future. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

2 Net income from continuing operations attributable to controlling interest of JOYY, is net income from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3 Non-GAAP net income from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, fair value change on derivatives, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to RMB642.5 million (US$98.5 million) and RMB360.9 million in the fourth quarter of 2020 and 2019, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

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Full Year 2020 Highlights

•	Net revenues increased by 112.1% to RMB13,230.9 million (US$2,027.7 million) from RMB6,239.3 million in 2019.
•	Net loss from continuing operations attributable to controlling interest of JOYY was RMB105.1 million (US$16.1 million), compared to RMB516.7 million in 2019.
•	Non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY was RMB1,142.3 million (US$175.1 million), compared to RMB1,963.2 million in 2019.

Fourth Quarter 2020 Operational Highlights

•	Global average mobile MAUs[4] decreased by 7.1% to 393.7 million from 423.6 million in the corresponding period of 2019, primarily due to the impact of the Indian government’s measures to block Chinese-owned apps in its local market, which included Bigo Live, Likee and Hago, partially offset by increases in MAUs outside India.
•	Average mobile MAUs of Likee increased by 4.2% to 120.1 million from 115.3 million in the corresponding period of 2019.
•	Average mobile MAUs of Bigo Live increased by 24.5% to 28.7 million from 23.1 million in the corresponding period of 2019.
•	Average mobile MAUs of Hago decreased by 49.9% to 16.5 million from 33.0 million in the corresponding period of 2019 primarily due to the impact of the Indian government’s measures to block Chinese-owned apps in its local market.
•	Total number of paying users of YY Live decreased by 1.1% to 4.25 million from 4.30 million in the corresponding period of 2019, mainly due to the impacts of COVID-19 adversely affecting the sentiment of some users on the live streaming platforms of YY Live.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “In the fourth quarter, we remained focused on executing our dual-engine growth strategy. Through a combination of globalized market reach and localized operations management, we continued to expand our international footprint and enhance our monetization capabilities. As a result, several of our platforms achieved solid revenue growth in the quarter, with revenues from Bigo Live increased by 100.4%, Likee by 407.5%, and Hago by 69.4% year over year. In terms of geographic coverage, we achieved promising results in both developed markets and the Middle East. For the whole year of 2020, our overseas business segment, BIGO, generated larger revenue than YY Live. Such progress illustrates not only our ability to capture the overseas market potential, but also our solid execution of growth strategies over the past several years. Through optimization of our products’ social features and improvement of content production tools, we continued to improve user experience and user engagement levels in the quarter. In 2021, we will continue to focus on the development of our platform’s content and social community via localized operations, further reducing content production barriers, and empowering content creators in all aspects of their activities. Such efforts will contribute to the abundant flow of high-quality content, which ultimately ensures the long-term sustainable growth of our social entertainment ecosystem.”

4 Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

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Mr. Bing Jin, Chief Financial Officer of JOYY, further commented, “During the fourth quarter of 2020, we grew our total revenues by 77.5% year over year to RMB3,783.5 million (US$579.9 million), with revenues from Bigo grew by 87.9% year over year to RMB3,389.8 million (US$519.5 million), mostly driven by an uptick in its live streaming revenues. Due to its improved product monetization capabilities, BIGO has achieved a positive non-GAAP operating margin for the second consecutive quarter. Going forward, we will continue to invest in our business development initiatives to further expand our global market reach, cultivate our highly engaged user community, and grow our high-quality content offerings. We will also actively explore flexible ways to return value to our shareholders and maximize shareholder value.”

Fourth Quarter 2020 Financial Results

NET REVENUES

Net revenues increased by 77.5% to RMB3,783.5 million (US$579.9 million) in the fourth quarter of 2020 from RMB2,131.9 million in the corresponding period of 2019, primarily driven by the growth of live streaming revenues from BIGO.

Live streaming revenues increased by 93.3% to RMB3,593.9 million (US$550.8 million) in the fourth quarter of 2020 from RMB1,859.1 million in the corresponding period of 2019, primarily attributable to continued user base growth and enhanced monetization capabilities of BIGO.

Other revenues decreased by 30.5% to RMB189.6 million (US$29.1 million) in the fourth quarter of 2020 from RMB272.8 million in the corresponding period of 2019, primarily due to the decrease in other revenues in all other segment.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 76.6% to RMB2,674.7 million (US$409.9 million) in the fourth quarter of 2020 from RMB1,514.5 million in the corresponding period of 2019. Revenue-sharing fees and content costs increased to RMB1,693.1 million (US$259.5 million) in the fourth quarter of 2020 from RMB708.6 million in the corresponding period of 2019 as a result of the increase in live streaming revenues of the Company. Bandwidth costs decreased to RMB179.5 million (US$27.5 million) in the fourth quarter of 2020 from RMB221.8 million in the corresponding period of 2019, primarily related to the Company’s improved efficiency and the termination of bandwidth usage for users in India after its measures to block certain Chinese mobile apps in late June 2020, partially offset by the continued user base expansion outside India.

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Gross profit increased by 79.6% to RMB1,108.9 million (US$169.9 million) in the fourth quarter of 2020 from RMB617.4 million in the corresponding period of 2019. Gross margin improved to 29.3% in the fourth quarter of 2020 from 29.0% in the corresponding period of 2019.

OPERATING INCOME

Operating expenses were RMB1,675.2 million (US$256.7 million) in the fourth quarter of 2020, compared to RMB1,576.2 million in the corresponding period of 2019. Among the operating expenses, sales and marketing expenses increased to RMB973.8 million (US$149.2 million) in the fourth quarter of 2020 from RMB782.0 million in the corresponding period of 2019, primarily due to the Company’s increased efforts in sales and marketing activities in overseas markets. General and administrative expenses were RMB236.3 million (US$36.2 million) in the fourth quarter of 2020, compared to RMB319.8 million in the corresponding period of 2019. The decrease in general and administrative expenses was mainly attributable to a decrease in provision for loss allowances of receivables.

Operating loss was RMB557.6 million (US$85.5 million) in the fourth quarter of 2020, compared to RMB863.3 million in the corresponding period of 2019. Operating loss margin was 14.7% in the fourth quarter of 2020, compared to 40.5% in the corresponding period of 2019, primarily due to the decrease in operation loss of BIGO.

Non-GAAP operating loss5 decreased by 60.7% to RMB220.7 million (US$33.8 million) in the fourth quarter of 2020 from RMB561.5 million in the corresponding period of 2019. Non-GAAP operating loss margin6 was 5.8% in the fourth quarter of 2020, compared to 26.3% in the corresponding period of 2019.

NET INCOME

Net loss from continuing operations attributable to controlling interest of JOYY was RMB791.9 million (US$121.4 million) in the fourth quarter of 2020, compared to RMB816.6 million in the corresponding period of 2019. Net loss margin was 20.9% in the fourth quarter of 2020, compared to 38.3% in the corresponding period of 2019, primarily due to the decrease in operation loss of BIGO.

5 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

6 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

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Non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY was RMB149.4 million (US$22.9 million) in the fourth quarter of 2020, compared to RMB455.7 million in the corresponding period of 2019. Non-GAAP net loss margin7 was 3.9% in the fourth quarter of 2020, compared to 21.4% in the corresponding period of 2019.

NET INCOME PER ADS

Diluted net loss from continuing operations per ADS8 was RMB10.07 (US$1.54) in the fourth quarter of 2020, compared to RMB10.43 in the corresponding period of 2019.

Non-GAAP diluted net loss from continuing operations per ADS9 was RMB1.86 (US$0.29) in the fourth quarter of 2020, compared to RMB5.70 in the corresponding period of 2019.

BALANCE SHEET AND CASH

As of December 31, 2020, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of RMB23,503.6 million (US$3,602.1 million).

SHARES OUTSTANDING

As of December 31, 2020, the Company had a total of 1,598.9 million common shares, or the equivalent of 79.9 million ADSs, outstanding.

Full Year 2020 Financial Results

Net revenues for the full year of 2020 increased by 112.1% to RMB13,230.9 million (US$2,027.7 million) from RMB6,239.3 million in 2019, primarily driven by a 135.0% year-over-year increase in live streaming revenues.

Net loss from continuing operations attributable to controlling interest of JOYY for the full year of 2020 decreased by 79.7% to RMB105.1 million (US$16.1 million) from RMB516.7 million in 2019. Net loss margin for the full year of 2020 was 0.8%, compared with 8.3% in 2019.

7 Non-GAAP net margin is non-GAAP net income from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

8 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

9 Non-GAAP diluted net income from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

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Non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY for the full year of 2020 was RMB1,142.3 (US$175.1 million), compared to RMB1,963.2 million in 2019. Non-GAAP net loss margin for the full year of 2020 was 8.6%, compared to 31.5% in 2019.

Diluted net loss from continuing operations per ADS for the full year of 2020 decreased by 71.6% to RMB2.14 (US$0.33) from RMB7.54 in 2019. Non-GAAP diluted net loss from continuing operations per ADS was RMB14.28 (US$2.19) in 2020, compared to RMB25.42 in the corresponding period of 2019.

Business Outlook

For the first quarter of 2021, the Company expects net revenues to be between USD$590 million and USD$605 million, representing a year-over-year growth of 72.5% to 76.9%. This guidance excludes the revenue contribution from Huya and YY Live in the same period of last year. This forecast considers the potential impact of the COVID-19 pandemic and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to changes, particularly as to the potential impact of the COVID-19 on the global economy and users’ paying capabilities.

Quarterly Dividend

On August 11, 2020, the Company's board of directors approved a quarterly dividend policy for the next three years commencing in the third quarter of 2020. Aggregating such quarterly cash dividend under another adopted quarterly dividend policy with the quarterly cash dividend announced on November 16, 2020, the board of directors has accordingly declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the fourth quarter of 2020, which is expected to be paid on April 30, 2021 to shareholders of record as of the close of business on April 19, 2021. The ex-dividend date will be April 20, 2021. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

●	Changes in Management Composition

Mr. Bing Jin is pursuing a new job opportunity and will leave his position as the Company’s Chief Financial Officer at the end of April 2021. Mr. Jin has served as the Company’s Chief Financial Officer since 2017 and in that role made significant contributions to the Company’s business, finance, and corporate governance. The Company greatly appreciates Mr. Jin’s many contributions and wishes him well. Although leaving the Chief Financial Officer position, Mr. Jin has agreed to continue on as an advisor to JOYY to assist with transition through April 2022. The Company has commenced a search process for a new Chief Financial Officer in which Mr. Jin will actively participate.

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●	Independent Review Conclusion

As noted in the Company’s February 8, 2021 Form 6-K, the Company’s audit committee previously commenced an independent review of allegations raised in a November 18, 2020 short seller report targeting JOYY. With the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts, the audit committee previously concluded that the allegations raised and conclusions reached in the report about the YY Live business were not substantiated. The audit committee has now also concluded its work as to the handful of claims in the report unrelated to the YY Live business (concerning BIGO) and likewise found the short seller allegations unsubstantiated. The audit committee’s review has thus concluded, with no adverse findings.

●	Share Repurchase Program

On May 2020, the Company announced that its board of directors has authorized to extend its existing share repurchase program, as previously approved by the board of directors in August 2019, for another 12-month period upon its original expiry date under which the Company may repurchase up to US$300 million of its shares between August 2019 and August 2021. As of December 31, 2020, the Company had repurchased approximately US$139.5 million of its shares.

Conference Call Information

The Company will hold a conference call on 9:00 PM U.S. Eastern Time on Thursday, March 25, 2021 (09:00 AM Beijing/Hong Kong Time on Friday, March 26, 2021). Details for the conference call are as follows:

Event Title: JOYY Inc. Fourth Quarter and Full Year 2020 Earnings Conference Call

Conference ID: #4784747

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/4784747

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.sg/.

The replay will be accessible through April 2, 2021 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#4784747

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Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.525 to US$1.00, the noon buying rate in effect on December 31, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About JOYY Inc.

JOYY is a leading global social media platform that enables users to interact with each other in real time through online live media. On a mission to connect people and enrich their lives through video, JOYY currently operates several social platforms, including Bigo live for live streaming, Likee for short-form videos, Hago for casual games, and instant messaging platform and others. The Company has created highly engaging and vibrant user communities for users across the globe. JOYY was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income from continuing operations attributable to controlling interest of JOYY, non-GAAP net margin attributable to controlling interest of JOYY, non-GAAP net income from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income from continuing operations is net income from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income from continuing operations attributable to controlling interest of JOYY is net income from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net margin is non-GAAP net income from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income from continuing operations attributable to common shareholders of JOYY is net income from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income from continuing operations attributable to common shareholders of JOYY Basic and diluted non-GAAP net income from continuing operations per ADS is non-GAAP net income from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net (loss) income from continuing operations attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

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The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Tel: +86 (20) 8212-0000

Email: IR@joyy.sg

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@joyy.sg

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JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,710,623	11,371,264	1,742,722
Restricted cash and cash equivalents	3,500	89,604	13,732
Short-term deposits	10,027,440	8,645,939	1,325,048
Restricted short-term deposits	653,034	205,461	31,488
Short-term investments	3,332,331	3,191,338	489,094
Accounts receivable, net	668,342	933,057	142,997
Amounts due from related parties	1,709	3,986	611
Financing receivables, net	105,344	1,122	172
Prepayments and other current assets	538,089	671,230	102,871
Assets held for sale(1)	10,759,557	342,743	52,528

Total current assets	28,799,969	25,455,744	3,901,263

Non-current assets
Deferred tax assets	67,111	-	-
Investments(2)	1,983,483	8,086,663	1,239,335
Property and equipment, net	2,079,084	2,620,797	401,655
Land use rights, net	1,736,544	1,688,448	258,766
Intangible assets, net	3,082,259	2,245,962	344,209
Right-of-use assets, net	172,783	140,802	21,579
Goodwill	12,947,192	12,215,156	1,872,055
Financing receivables, net	129,380	128,644	19,716
Other non-current assets	275,957	70,196	10,758
Assets held for sale(1)	935,721	166,382	25,499

Total non-current assets	23,409,514	27,363,050	4,193,572

Total assets	52,209,483	52,818,794	8,094,835

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	120,826	136,733	20,955
Deferred revenue	192,754	438,669	67,229
Advances from customers	7,908	5,058	775
Income taxes payable	422,113	397,334	60,894
Accrued liabilities and other current liabilities	2,420,588	3,160,985	484,442
Amounts due to related parties	205,921	24,941	3,822
Lease liabilities due within one year	83,686	93,513	14,331
Short-term loans	557,203	734,371	112,547
Liabilities held for sale(1)	3,626,622	1,168,667	179,106

Total current liabilities	7,637,621	6,160,271	944,101

Non-current liabilities
Convertible bonds	5,008,571	5,084,362	779,213
Lease liabilities	92,669	52,989	8,121
Deferred revenue	17,418	20,437	3,132
Deferred tax liabilities	264,639	276,802	42,422
Other non-current liabilities	11,495	-	-
Liabilities held for sale(1)	293,233	28,807	4,415

Total non-current liabilities	5,688,025	5,463,397	837,303

Total liabilities	13,325,646	11,623,668	1,781,404
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JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2019	December 31, 2020	December 30, 2020
	RMB	RMB	US$

Mezzanine equity	466,071	473,816	72,615

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,301,845,404 shares issued and 1,293,162,504 shares outstanding as of December 31, 2019; 1,314,208,824 shares issued and 1,272,346,218 shares outstanding as of December 31, 2020, respectively)	80	78	12
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	24	24	4
Treasury Shares (US$0.00001 par value; 8,682,900 and 41,862,606 shares held as of December 31, 2019 and December 31, 2020, respectively)	(168,072)	(938,038)	(143,761)
Additional paid-in capital	21,921,562	22,853,665	3,502,477
Statutory reserves	149,961	114,871	17,605
Retained earnings	10,272,122	19,510,874	2,990,172
Accumulated other comprehensive income	890,209	(856,032)	(131,190)

Total JOYY Inc.’s shareholders’ equity	33,065,886	40,685,442	6,235,319

Non-controlling interests	5,351,880	35,868	5,497

Total shareholders’ equity(3)	38,417,766	40,721,310	6,240,816

Total liabilities, mezzanine equity and
shareholders’ equity	52,209,483	52,818,794	8,094,835

(1)	As a result of the definitive agreements entered into with Baidu on the sale of YY Live, assets and liabilities to be disposed of in connection with this transaction were classified as held for sale as of December 31, 2020.

(2)	Increase in the amounts of investments was mainly attributable to the Group's investment in Huya. On April 3rd, 2020, Huya ceased to be a subsidiary of the Company and the Company recognized its investment in Huya as an equity method investment.

(3)	On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment to shareholders’ equity, amounting to RMB12.1 million, was recognized as of January 1, 2020.
12

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Live streaming(1)	1,859,105	3,543,546	3,593,945	550,796	5,330,790	12,524,825	1,919,513
Others	272,753	159,482	189,588	29,056	908,519	706,120	108,218

Total net revenues	2,131,858	3,703,028	3,783,533	579,852	6,239,309	13,230,945	2,027,731

Cost of revenues(2)	(1,514,466)	(2,625,634)	(2,674,674)	(409,912)	(4,552,658)	(9,509,589)	(1,457,408)

Gross profit	617,392	1,077,394	1,108,859	169,940	1,686,651	3,721,356	570,323

Operating expenses(2)
Research and development expenses	(474,404)	(542,469)	(465,133)	(71,285)	(1,633,668)	(2,096,796)	(321,348)
Sales and marketing expenses	(782,034)	(933,110)	(973,776)	(149,238)	(2,794,724)	(3,484,814)	(534,071)
General and administrative expenses	(319,760)	(253,445)	(236,270)	(36,210)	(938,219)	(1,016,544)	(155,792)

Total operating expenses	(1,576,198)	(1,729,024)	(1,675,179)	(256,733)	(5,366,611)	(6,598,154)	(1,011,211)

Gain on disposal of subsidiaries and business	82,699	-	-	-	82,699	-	-
Other income	12,801	31,756	8,724	1,337	39,306	56,111	8,599

Operating loss	(863,306)	(619,874)	(557,596)	(85,456)	(3,557,955)	(2,820,687)	(432,289)

Interest expenses	(124,574)	(135,193)	(130,651)	(20,023)	(266,517)	(522,015)	(80,002)
Interest income and investment income	136,451	151,903	186,836	28,634	426,631	614,014	94,102
Foreign currency exchange (losses) gains, net	(21,830)	(55,002)	(55,124)	(8,448)	8,639	(118,859)	(18,216)
Gain (loss) on disposal and deemed disposal of investments(3)	-	2,040,359	(238,690)	(36,581)	-	1,897,128	290,748
Gain (loss) on fair value change of investments	26,670	(39,792)	125,079	19,169	2,679,312	1,127,714	172,830
Fair value change on derivatives	(14,258)	(29,664)	(25,176)	(3,858)	(16,011)	(42,320)	(6,486)
Other non-operating expenses	-	(1,000)	-	-	-	(17,257)	(2,645)

(Loss) income before income tax expenses	(860,847)	1,311,737	(695,322)	(106,563)	(725,901)	117,718	18,042

Income tax benefit (expenses)	32,845	(20,477)	(57,574)	(8,824)	141,108	(192,337)	(29,477)

(Loss) income before share of income in equity method investments, net of income taxes	(828,002)	1,291,260	(752,896)	(115,387)	(584,793)	(74,619)	(11,435)

Share of income (loss) in equity method investments, net of income taxes	5,978	26,550	(42,674)	(6,540)	41,315	(51,759)	(7,932)

Net (loss) income from continuing operations	(822,024)	1,317,810	(795,570)	(121,927)	(543,478)	(126,378)	(19,367)

Net income from discontinued operations(4)	1,086,845	980,235	779,076	119,398	4,243,507	9,849,538	1,509,507

Net income (loss)	264,821	2,298,045	(16,494)	(2,529)	3,700,029	9,723,160	1,490,140

Less: Net income (loss) attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	92,024	(5,148)	(3,682)	(565)	254,794	48,129	7,376

Net income (loss) attributable to controlling interest of JOYY Inc.	172,797	2,303,193	(12,812)	(1,964)	3,445,235	9,675,031	1,482,764

Including:
Net (loss) income from continuing operations attributable to controlling interest of JOYY Inc.	(816,566)	1,322,958	(791,888)	(121,362)	(516,703)	(105,112)	(16,109)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	989,363	980,235	779,076	119,398	3,961,938	9,780,143	1,498,873

Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	9,790	9,642	9,262	1,420	38,346	38,474	5,896
Cumulative dividend on subsidiary’s Series A Preferred Shares	7,036	6,930	6,656	1,020	27,559	27,651	4,238

Net income (loss) attributable to common shareholders of JOYY Inc.	155,971	2,286,621	(28,730)	(4,404)	3,379,330	9,608,906	1,472,630

Including:
Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(833,392)	1,306,386	(807,806)	(123,802)	(582,608)	(171,237)	(26,243)
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	989,363	980,235	779,076	119,398	3,961,938	9,780,143	1,498,873
13

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income (loss) per ADS
—Basic	1.95	28.49	(0.35)	(0.05)	43.77	120.10	18.40
Continuing operations	(10.43)	16.28	(10.07)	(1.54)	(7.54)	(2.14)	(0.33)
Discontinued operations	12.38	12.21	9.72	1.49	51.31	122.24	18.73
—Diluted	1.89	25.92	(0.35)	(0.05)	43.59	120.04	18.39
Continuing operations	(10.43)	15.39	(10.07)	(1.54)	(7.54)	(2.14)	(0.33)
Discontinued operations	12.32	10.53	9.72	1.49	51.13	122.18	18.72

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	79,917,791	80,262,892	80,191,367	80,191,367	77,219,846	80,009,988	80,009,988
—Diluted	79,917,791	93,076,688	80,191,367	80,191,367	77,219,846	80,009,988	80,009,988

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

PRC	448,898	604,907	672,976	103,138	1,555,879	2,361,042	361,846
Non-PRC	1,410,207	2,938,639	2,920,969	447,658	3,774,911	10,163,783	1,557,667

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	13,501	9,372	11,270	1,727	41,006	39,910	6,116
Research and development expenses	94,396	74,382	60,616	9,290	362,441	295,289	45,256
Sales and marketing expenses	1,474	1,657	2,816	432	5,000	9,018	1,382
General and administrative expenses	27,857	88,236	97,648	14,965	117,629	291,759	44,714

(3)	(Loss) gain on disposal and deemed disposal of investments in the third quarter of 2020 mainly represented the gain from our further disposal of our equity interest in Huya.

(4)	Gain from the disposal and deconsolidation amounted to around RMB6.4 billion was reported as part of the net income from discontinued operations in the second quarter of 2020.

14

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating loss	(863,306)	(619,874)	(557,596)	(85,456)	(3,557,955)	(2,820,687)	(432,289)
Share-based compensation expenses	137,228	173,647	172,350	26,414	526,076	635,976	97,468
Impairment of goodwill and investments	52,334	-	-	-	62,334	43,861	6,722
Amortization of intangible assets from business acquisitions	194,982	171,085	164,550	25,218	639,209	696,867	106,800
Gain on deconsolidation and disposal of a subsidiary	(82,699)	-	-	-	(82,699)	-	-

Non-GAAP operating loss	(561,461)	(275,142)	(220,696)	(33,824)	(2,413,035)	(1,443,983)	(221,299)

Net (loss) income from continuing operations	(822,024)	1,317,810	(795,570)	(121,927)	(543,478)	(126,378)	(19,367)
Share-based compensation expenses	137,228	173,647	172,350	26,414	526,076	635,976	97,468
Impairment of goodwill and investments	52,334	-	-	-	62,334	43,861	6,722
Amortization of intangible assets from business acquisitions	194,982	171,085	164,550	25,218	639,209	696,867	106,800
Gain on deconsolidation and disposal of a subsidiary	(82,699)	-	-	-	(82,699)	-	-
(Gain) loss on disposal and deemed disposal of investments	-	(2,040,359)	238,690	36,581	-	(1,897,128)	(290,748)
(Gain) loss on fair value change of investments(1)	(26,670)	39,792	(125,079)	(19,169)	(2,679,312)	(1,127,714)	(172,830)
Reconciling items on the share of equity method investments(1)	2,060	25,879	81,137	12,435	(11,937)	118,254	18,123
Fair value change on derivatives	14,258	29,664	25,176	3,858	16,011	42,320	6,486
Interest expenses related to the convertible bonds’ amortization to face value	102,510	107,728	106,446	16,314	207,682	423,324	64,877
Income tax effects on non-GAAP adjustments	(30,889)	(15,241)	(20,835)	(3,193)	(119,942)	26,931	4,127

Non-GAAP net loss from continuing operations	(458,910)	(189,995)	(153,135)	(23,469)	(1,986,056)	(1,163,687)	(178,342)

Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(833,392)	1,306,386	(807,806)	(123,802)	(582,608)	(171,237)	(26,243)
Share-based compensation expenses	137,228	173,647	172,350	26,414	526,076	635,976	97,468
Impairment of goodwill and investments	52,334	-	-	-	62,334	43,861	6,722
Amortization of intangible assets from business acquisitions	194,982	171,085	164,550	25,218	639,209	696,867	106,800
Gain on deconsolidation and disposal of a subsidiary	(82,699)	-	-	-	(82,699)	-	-
(Gain) loss on disposal and deemed disposal of investments	-	(2,040,359)	238,690	36,581	-	(1,897,128)	(290,748)
(Gain) loss on fair value change of investments	(26,670)	39,792	(125,079)	(19,169)	(2,679,312)	(1,127,714)	(172,830)
Reconciling items on the share of equity method investments	2,060	25,879	81,137	12,435	(11,937)	118,254	18,123
Fair value change on derivatives	14,258	29,664	25,176	3,858	16,011	42,320	6,486
Interest expenses related to the convertible bonds’ amortization to face value	102,510	107,728	106,446	16,314	207,682	423,324	64,877
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	16,826	16,572	15,918	2,440	65,905	66,125	10,134
Income tax effects on non-GAAP adjustments	(30,889)	(15,241)	(20,835)	(3,193)	(119,942)	26,931	4,127
Non-GAAP adjustments for net (loss) income attributable to the non-controlling interest shareholders	(2,205)	(569)	87	13	(3,871)	106	16

Non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	(455,657)	(185,416)	(149,366)	(22,891)	(1,963,152)	(1,142,315)	(175,068)

Non-GAAP net loss from continuing operations per ADS
—Basic	(5.70)	(2.31)	(1.86)	(0.29)	(25.42)	(14.28)	(2.19)
—Diluted	(5.70)	(2.31)	(1.86)	(0.29)	(25.42)	(14.28)	(2.19)
Weighted average number of ADS used in calculating Non-GAAP net loss from continuing operations per ADS
—Basic	79,917,791	80,262,892	80,191,367	80,191,367	77,219,846	80,009,988	80,009,988
—Diluted	79,917,791	80,262,892	80,191,367	80,191,367	77,219,846	80,009,988	80,009,988

(1)	(Gain) loss on fair value change of equity investees’ investments was reclassified to the reconciling items on the equity method investments from gain on fair value change of investments
15

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2020

	Bigo	All other(1)	Elimination(2)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	3,250,717	343,228	-	3,593,945	550,796
Others	139,117	50,471	-	189,588	29,056

Total net revenues	3,389,834	393,699	-	3,783,533	579,852

Cost of revenues(3)	(2,338,161)	(336,513)	-	(2,674,674)	(409,912)

Gross profit	1,051,673	57,186	-	1,108,859	169,940
Operating expenses(3)
Research and development expenses	(313,673)	(151,460)	-	(465,133)	(71,285)
Sales and marketing expenses	(867,278)	(106,498)	-	(973,776)	(149,238)
General and administrative expenses	(139,675)	(96,595)	-	(236,270)	(36,210)

Total operating expenses	(1,320,626)	(354,553)	-	(1,675,179)	(256,733)

Other income	3,669	5,055	-	8,724	1,337

Operating loss	(265,284)	(292,312)	-	(557,596)	(85,456)

Interest expenses	(11,835)	(125,066)	6,250	(130,651)	(20,023)
Interest income and investment income	268	192,818	(6,250)	186,836	28,634
Foreign currency exchange gains (loss), net	(53,763)	(1,361)	-	(55,124)	(8,448)
Loss on disposal and deemed disposal of investments	-	(238,690)	-	(238,690)	(36,581)
Gain on fair value change of investments	-	125,079	-	125,079	19,169
Fair value change on derivatives	(1,841)	(23,335)	-	(25,176)	(3,858)

Loss before income tax expenses	(332,455)	(362,867)	-	(695,322)	(106,563)

Income tax (expenses) benefit	31,859	(89,433)	-	(57,574)	(8,824)

Loss before share of loss in equity method investments, net of income taxes	(300,596)	(452,300)	-	(752,896)	(115,387)

Share of gain in equity method investments, net of income taxes	-	(42,674)	-	(42,674)	(6,540)

Net loss from continuing operations	(300,596)	(494,974)	-	(795,570)	(121,927)

16

(1)	As a result of the definitive agreements entered into with Baidu on the sale of YY Live, YY Live is represented as discontinued operations. YY segment is renamed as "all other" segment and has been recast to exclude the financial numbers of YY Live.

(2)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2020

	Bigo	All other	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	6,891	4,379	11,270	1,727
Research and development expenses	50,528	10,088	60,616	9,290
Sales and marketing expenses	1,553	1,263	2,816	432
General and administrative expenses	91,148	6,500	97,648	14,965

17

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2020

	Bigo	All other	Total	Total
	RMB	RMB	RMB	US$

Operating loss	(265,284)	(292,312)	(557,596)	(85,456)
Share-based compensation expenses	150,120	22,230	172,350	26,414
Amortization of intangible assets from business acquisitions	164,327	223	164,550	25,218

Non-GAAP operating income(loss)	49,163	(269,859)	(220,696)	(33,824)

Net loss from continuing operations	(300,596)	(494,974)	(795,570)	(121,927)
Share-based compensation expenses	150,120	22,230	172,350	26,414
Amortization of intangible assets from business acquisitions	164,327	223	164,550	25,218
Loss on disposal and deemed disposal of investments	-	238,690	238,690	36,581
Gain on fair value change of investments	-	(125,079)	(125,079)	(19,169)
Reconciling items on the share of equity method investments	-	81,137	81,137	12,435
Fair value change on derivatives	1,841	23,335	25,176	3,858
Interest expenses related to the convertible bonds’ amortization to face value	-	106,446	106,446	16,314
Income tax effects on non-GAAP adjustments	(28,364)	7,529	(20,835)	(3,193)

Non-GAAP net loss from continuing operations	(12,672)	(140,463)	(153,135)	(23,469)

18

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2020

	Bigo	All other	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	3,278,214	265,332	-	3,543,546	521,908
Others	116,624	42,858	-	159,482	23,489

Total net revenues	3,394,838	308,190	-	3,703,028	545,397

Cost of revenues(2)	(2,337,547)	(288,087)	-	(2,625,634)	(386,714)

Gross profit	1,057,291	20,103	-	1,077,394	158,683
Operating expenses(2)
Research and development expenses	(332,868)	(209,601)	-	(542,469)	(79,897)
Sales and marketing expenses	(852,808)	(80,302)	-	(933,110)	(137,432)
General and administrative expenses	(190,079)	(63,366)	-	(253,445)	(37,328)

Total operating expenses	(1,375,755)	(353,269)	-	(1,729,024)	(254,657)

Other income	6,515	25,241	-	31,756	4,677

Operating loss	(311,949)	(307,925)	-	(619,874)	(91,297)

Other non-operating expenses	-	(1,000)	-	(1,000)	(147)
Interest expenses	(12,516)	(127,167)	4,490	(135,193)	(19,912)
Interest income and investment income	139	156,254	(4,490)	151,903	22,373
Foreign currency exchange gains, net	(56,016)	1,014	-	(55,002)	(8,101)
Fair value change on derivatives	-	(29,664)	-	(29,664)	(4,369)
Gain on disposal and deemed disposal of investments	-	2,040,359	-	2,040,359	300,512
Gain on fair value change of investments	-	(39,792)	-	(39,792)	(5,861)

(Loss) income before income tax expenses	(380,342)	1,692,079	-	1,311,737	193,198

Income tax expenses	(2,636)	(17,841)	-	(20,477)	(3,016)

(Loss) income before share of loss in equity method investments, net of income taxes	(382,978)	1,674,238	-	1,291,260	190,182

Share of income in equity method investments, net of income taxes	-	26,550	-	26,550	3,910

Net (loss) income from continuing operations	(382,978)	1,700,788	-	1,317,810	194,092

19

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2020

	Bigo	All other	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	3,938	5,434	9,372	1,380
Research and development expenses	49,861	24,521	74,382	10,955
Sales and marketing expenses	972	685	1,657	244
General and administrative expenses	93,114	(4,878)	88,236	12,996

20

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2020

	Bigo	All other	Total	Total
	RMB	RMB	RMB	US$

Operating loss	(311,949)	(307,925)	(619,874)	(91,297)
Share-based compensation expenses	147,885	25,762	173,647	25,575
Amortization of intangible assets from business acquisitions	171,085	-	171,085	25,198

Non-GAAP operating income (loss)	7,021	(282,163)	(275,142)	(40,524)

Net (loss) income from continuing operations	(382,978)	1,700,788	1,317,810	194,092
Share-based compensation expenses	147,885	25,762	173,647	25,575
Amortization of intangible assets from business acquisitions	171,085	-	171,085	25,198
Loss on fair value change of investments	-	39,792	39,792	5,861
Gain on deemed disposal and disposal of investments	-	(2,040,359)	(2,040,359)	(300,512)
Reconciling items on the share of equity method investments	-	25,879	25,879	3,812
Fair value change on derivatives	-	29,664	29,664	4,369
Interest expenses related to the convertible bonds’ amortization to face value	-	107,728	107,728	15,867
Income tax effects on non-GAAP adjustments	(7,993)	(7,248)	(15,241)	(2,245)

Non-GAAP net loss from continuing operations	(72,001)	(117,994)	(189,995)	(27,983)

21

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2019

	Bigo	All other	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,638,731	220,374	-	1,859,105	267,044
Others	165,550	107,203	-	272,753	39,179

Total net revenues	1,804,281	327,577	-	2,131,858	306,223

Cost of revenues(2)	(1,257,845)	(256,621)	-	(1,514,466)	(217,539)

Gross profit	546,436	70,956	-	617,392	88,684
Operating expenses(2)
Research and development expenses	(302,737)	(171,667)	-	(474,404)	(68,144)
Sales and marketing expenses	(608,108)	(173,926)	-	(782,034)	(112,332)
General and administrative expenses	(126,364)	(193,396)	-	(319,760)	(45,931)

Total operating expenses	(1,037,209)	(538,989)	-	(1,576,198)	(226,407)

Gain on disposal of subsidiaries and business	-	82,699	-	82,699	11,879
Other income	1,315	11,486	-	12,801	1,839

Operating loss	(489,458)	(373,848)	-	(863,306)	(124,005)

Interest expenses	(15,282)	(123,570)	14,278	(124,574)	(17,894)
Interest income and investment income	714	150,015	(14,278)	136,451	19,600
Foreign currency exchange (losses) gains, net	(19,609)	(2,221)	-	(21,830)	(3,136)
Fair value change on derivatives	-	(14,258)	-	(14,258)	(2,048)
Gain on fair value change of investments	-	26,670	-	26,670	3,831

Loss before income tax expenses	(523,635)	(337,212)	-	(860,847)	(123,652)

Income tax benefits	5,529	27,316	-	32,845	4,717

Loss before share of income in equity method investments, net of income taxes	(518,106)	(309,896)	-	(828,002)	(118,935)

Share of income in equity method investments, net of income taxes	-	5,978	-	5,978	859

Net loss from continuing operations	(518,106)	(303,918)	-	(822,024)	(118,076)

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2019

	Bigo	All other	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	8,738	4,763	13,501	1,939
Research and development expenses	71,307	23,089	94,396	13,559
Sales and marketing expenses	1,090	384	1,474	212
General and administrative expenses	9,392	18,465	27,857	4,001

22

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2019

	Bigo	All other	Total	Total
	RMB	RMB	RMB	US$

Operating loss	(489,458)	(373,848)	(863,306)	(124,005)
Share-based compensation expenses	90,527	46,701	137,228	19,711
Impairment of goodwill and investments	-	52,334	52,334	7,517
Amortization of intangible assets from business acquisitions	194,982	-	194,982	28,007
Gain on deconsolidation and disposal of a subsidiary	-	(82,699)	(82,699)	(11,879)

Non-GAAP operating loss	(203,949)	(357,512)	(561,461)	(80,649)

Net loss from continuing operations	(518,106)	(303,918)	(822,024)	(118,076)
Share-based compensation expenses	90,527	46,701	137,228	19,711
Impairment of goodwill and investments	-	52,334	52,334	7,517
Amortization of intangible assets from business acquisitions	194,982	-	194,982	28,007
Gain on deconsolidation and disposal of a subsidiary	-	(82,699)	(82,699)	(11,879)
Gain on fair value change of investments	-	(26,670)	(26,670)	(3,831)
Reconciling items on the share of equity method investments	-	2,060	2,060	296
Fair value change on derivatives	-	14,258	14,258	2,048
Interest expenses related to the convertible bonds’ amortization to face value	-	102,510	102,510	14,725
Income tax effects on non-GAAP adjustments	(40,124)	9,235	(30,889)	(4,437)

Non-GAAP net loss from continuing operations	(272,721)	(186,189)	(458,910)	(65,919)

23